SEC FILE NUMBER: 001-40529

CUSIP NUMBER: 60500F105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K       ☒ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Missfresh Limited

Full Name of Registrant

Former Name if Applicable

3rd Floor, Block A, Vanke Times Center, No. 9 Wangjing Street

Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing 100016, The People’s Republic of China

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

⌧

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Missfresh Limited (the “Company”) will not be able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) by the prescribed filing deadline of April 30, 2022. The independent Audit Committee of the Company’s board of directors, with the assistance of professional advisors, is in the process of conducting an internal review of certain matters, including those relating to transactions between the Company and certain third-party enterprises. The Audit Committee is working with its advisors to complete the review in a timely manner. The Company will not be in a position to file its Form 20-F until the Audit Committee completes its review and the Company assesses the results of the review.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zheng Xu	+86-10	5266 5273
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations the registrant expects to report for the year ended December 31, 2021 will reflect significant changes from the registrant’s results of operations for the year ended December 31, 2020. The registrant has not completed its financial statements for the year ended December 31, 2021, and will not be able to assess any impact on its financial statements for the year ended December 31, 2020 until the Audit Committee completes its review and the registrant assesses the results of the review. As disclosed under Part III, the Audit Committee is in the process of conducting an internal review of certain matters. The registrant will not be in a position to file its Form 20-F until the Audit Committee completes its review and the registrant assesses the results of the review.

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The registrant currently estimates its net loss to range from RMB720 million to RMB750 million and RMB3,737 million to RMB3,767 million for the fourth quarter of 2021 and for the fiscal year 2021 respectively, as compared to RMB631.9 million and RMB1,649.2 million for the same periods of 2020. The registrant also estimates its adjusted net loss to range from RMB620 million to RMB650 million and RMB3,004 million to RMB3,034 million for the fourth quarter of 2021 and for the fiscal year of 2021 respectively, as compared to RMB618.7 million and RMB1,589.7 million for the same period of 2020. Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and changes in fair value of options and embedded conversion feature. Moreover, the registrant estimates its cash and cash equivalents, restricted cash and short-term investments to be approximately RMB1,940.7 million as of December 31, 2021, as compared to RMB1,041.5 million as of December 31, 2020, and its short term bank borrowings to be approximately RMB936.2 million as of December 31, 2021, as compared to RMB830.0 million as of December 31, 2020.

The registrant has been operating with continued loss and negative equity. The registrant’s liquidity is based on its ability to optimize operation efficiency to improve operating cash flows, obtain capital financing from equity interest investors, and borrow funds to fund its general operations and capital expansion needs. The registrant’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to improve operating cash flows and obtaining funds from equity or debt financing. The successful execution of the business plan are subject to certain uncertainties.

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Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of the Audit Committee of our board of directors completing the internal review, the ability of us and our auditors to confirm information or data to prepare our financial statements and report, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Missfresh Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2022	By:	/s/ Zheng Xu
		Name:	Zheng Xu
		Title:	Chairman of the Board of Directors and Chief Executive Officer

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